EXHIBIT 99.2
TOTAL
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Patricia MARIE
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Christine de CHAMPEAUX
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Kevin CHURCH
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Sandra DANTE
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Philippe GATEAU
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Alain LIGAIRE
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Elisabeth de REALS
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Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
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Australia: New Gas Discovery in the Browse Basin
Paris, August 7, 2008 — Total announces a gas discovery from the Mimia-1 exploration well on the WA-344P permit (Total 40%), in Australia.
Total E&P Australia and Inpex (operator, 60%) acquired the WA-344P exploration acreage in November 2007 and completed the Mimia-1 well in July 2008. A 72 metre gas column was found and a production test completed recently confirmed the discovery of gas and condensate.
The Mimia-1 well was drilled in a water depth of 254 metres and is located approximately 20 kilometres north-east of the WA-285P (Inpex 76%, Total 24%) which contains the giant Ichthys gas-condensate field (close to 13 Trillion cubic feet of recoverable gas and 530 Million barrels of recoverable liquids).
Inpex and Total are preparing the development of the Ichthys field and are considering how the Mimia discovery could best be incorporated into this development.
Total in Australia
This latest discovery reaffirms Total’s belief in the potential of the Browse basin in the North West Shelf, where the Group has been present since 2006. Total has interests in fourteen permits offshore of the northwest coast of Australia, of which it operates four. In particular, the Group holds a 24% interest in the WA-285P license, where the Ichthys field has been discovered, and for which a liquefied natural gas development project is under preparation. Production from this project should start up towards the middle of the next decade.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary note for reserves that are not proved reserves:
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as recoverable gas and recoverable liquids, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.